SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of August 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated August 30, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106, 333-13350 and 333-66044.

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PRESS RELEASE                                         FOR IMMEDIATE PUBLICATION

             Vernon & District Credit Union signs 10-year agreement
                    with CGI for Web-enabled banking solution

Burnaby, B.C., August 30, 2001 - Vernon & District Credit Union and CGI today announced the signing of a 10-year operating agreement for the delivery of core banking services in Application Service Provider (ASP) mode.

With its function-rich RFS core banking solution, CGI will deliver processing services to the desktops of Vernon Credit Union's employees using its innovative Web-enabled employee portal. Not only will the employee portal support traditional banking transactions, this new intranet platform will also integrate Customer Relationship Management (CRM), loans origination with on-line loan decisioning, and other productivity tools used by Vernon's staff on a day-to-day basis.

In addition to being able to provide access to multiple back-end databases in an integrated and user friendly manner, delivering solutions using the Internet protocol will also decrease the client's costs by optimising the telecommunications infrastructure. Vernon Credit Union provides services to some 10,000 credit union members in British Columbia and will be using the Web-enabled banking solution during the second quarter of 2002.

"By having our functions accessible to all employees via a Web-enabled environment, we are well-positioned for future growth and have the needed flexibility to expand our branch service delivery capability. And by operating through Web browser access, we are effectively eliminating major overhead costs by having one portal for all employees," said Murray Clare, general manager, Vernon Credit Union.

Michael Roach, CGI's president, Canada and Europe added: "We are very pleased about our continued partnership with Vernon. This win clearly demonstrates our expertise in the credit union space as we continue to deliver flexible, industry-focussed solutions to credit unions in North America."

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CGI's RFS solutions  form the backbone of many credit unions and regional  banks and together with its switching services CGI provides services to over 2,300 institutions making the firm one of the largest providers of consulting, integration and operational services to the credit union industry across North
America.   CGI's  recent  acquisition  of  Detroit-based  C.U.   Processing  and
California-based CyberBranch further expands and broadens its North American reach as well as adding 8 regional data centers across the US.

About Vernon
Founded in 1944, Vernon & District Credit Union is a single branch operation located in British Columbia's Okanagan Valley. Assets exceed $110 million. Vernon has been a client of CGI's since 1997 and has technically assisted CGI with piloting some smaller projects in recent years. The Credit Union has been recognised for it's overall business successes and excellent staff relations by community it serves. It's business plan, which uses a balanced scorecard approach, is supported by a technological direction using customer relations management, loans origination and web-site banking to meet it's future objectives

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$5.7 billion (CDN$8.8 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are

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included here by reference.  CGI disclaims any intention or obligation to update
or  revise  any  forward-looking   statements,   whether  as  a  result  of  new
information, future events or otherwise.

                                      -30-

For more information:


Investor relations
USA
Julie Creed
Vice-president, investor relations
(312) 201-1911

Canada
Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430






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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CGI GROUP INC.
                                          (Registrant)


Date:    August 30, 2001                  By  /s/ Paule Dore
                                          Name:   Paule Dore
                                          Title:  Executive Vice President
                                                  and Chief Corporate Officer
                                                  and Secretary